FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

03 DEC 22 7:21


03045350



FOSTER'S
GROUP
Inspiring Global Enjoyment

82-711

Fosters Brewing

PRESS RELEASE

PLEASE DELIVER URGENTLY

SUPPL

The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

22 December 2003

Foster's Completes Off-Market Buy-Back & Announces Next Phase of Capital Management Activity

Foster's Group Limited (Foster's) announced today that it has completed the first, major phase of the group's planned capital management activities with an off-market share buy-back (the Buy-Back) of 167.1 million Foster's ordinary shares, representing 8.2% of Foster's issued shares (the lowest number of Foster's total issued shares during the last 12 months), at a price of $4.00 per share. The total amount of capital repurchased by Foster's under the Buy-Back is $668.4 million, and, in conjunction with the on-market repurchase of 14.7 million shares in October and November, takes the total equity repurchased to 8.9% of Foster's issued shares.

Foster's also announced the re-commencement of the on-market share buy-back suspended during the period of the off-market buy-back to allow the Company to repurchase up to an additional 23 million shares. On completion of this on-market buy-back, Foster's will have re-purchased a total of 10% of Foster's issued shares.

The Corporations Act requires companies to seek specific shareholder approval where a re-purchase of shares above 10% of issued shares is sought in a 12 month period. Accordingly, the Company also announced its intention to seek shareholder approval, by means of a Shareholders' Meeting in March 2004, to repurchase above the 10% in 12 months (10/12) limit imposed by the Corporations Act.

Off-Market Buy-Back

As part of the Buy-Back, which closed on 19 December 2003, Foster's received tenders for approximately 453.7 million shares, of which approximately 167.1 million shares were tendered at the Buy-Back Price of $4.00 (including final price tenders).

Shareholders will receive $4.00 for each share bought back. The number of shares bought back from each shareholder was determined on the following basis:

- 100% of those shares tendered at $4.00 or as a final price tender have been bought back; and
- no shares tendered at prices above $4.00 have been bought back.

Foster's will dispatch proceeds cheques and direct credit bank accounts (as applicable) to all successful shareholders and dispatch new shareholder statements to successful Issuer Sponsored tendering shareholders by Tuesday 6 January 2004.

Further Capital Management Activities

Re-commencement of On-Market Buy-Back up to the10/12 Limit

The on-market buy-back programme announced by Foster's on 1 October 2003 had been suspended during the period of the off-market Buy-Back. This on-market buy-back, to repurchase up to an additional 23 million shares (up to the 10/12 limit), will recommence on Tuesday 23 December 2003.

Shareholder Approval to Repurchase above the 10% Limit

Foster's will also seek shareholder approval at a general meeting in mid March 2004 to refresh the annual 10% share limit.

Subject to shareholder approval and market conditions, it is Foster's intention, as part of its current capital management activities, to re-purchase up to an additional 100 million shares through a further on-market share buy-back. Additionally, the company will have the scope to engage in normal ongoing capital management activities, in relation to neutralising the effect of shares issued as part of its dividend re-investment plan and employee share scheme, as well as the flexibility for additional on-market activity should this be appropriate.

Details on the timing of the dispatch of shareholder documentation and the date of the Shareholders' Meeting will be advised in the New Year.

According to Foster's Chief Executive Officer, Ted Kunkel:

"The finalisation of the off-market share buy-back demonstrates the company's commitment to efficient capital management, following the sale of the leisure and hospitality business. With the completion of this process, the company will now put in place the necessary arrangements to seek shareholder approvals to undertake further capital management activities."

For further information on the Buy-Back, Shareholders can call the Foster's Buy-Back inquiry line on 1300 134 708 or +613 9649 5022 or visit the Foster's website at www.fostersgroup.com

***

For further information contact:

Media
Graeme Willersdorf
Tel: +613 9633 2273
Mob: 0418 288 400

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

Details of all shares bought back

2	Number of shares bought back	167,107,552 fully paid ordinary shares
3	Total consideration paid or payable for the shares	$668,430,208
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: N/A lowest price: N/A date: N/A

M/1113480/1

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 22 December 2003
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market (over 10/12 limit)
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	2,199,565,800
6	Whether shareholder approval is required for buy-back	Yes
7	Reason for buy-back	Capital management

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	See this morning's announcement (22 December 2003)

On-market buy-back

9	Name of broker who will act on the company's behalf	Goldman Jacks JB Were Pty Ltd and Credit Suisse First Boston Australia Limited
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 200 million shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	During the period from mid-March 2004 to mid-March 2005
13	If the company intends to buy back shares if conditions are met - those conditions	

Employee share scheme buy-back

14	Number of shares proposed to be bought back	-
15	Price to be offered for shares	-

M/1113255/3

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	-
17	Number of shares proposed to be bought back	-
18	Price to be offered for shares	-

Equal access scheme

19	Percentage of shares proposed to be bought back	-
20	Total number of shares proposed to be bought back if all offers are accepted	-
21	Price to be offered for shares	-
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	-

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....RK Dudfield.......... Date: 22 December 2003
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

M/1113255/3

+ See chapter 19 for defined terms.